Confidential Treatment Requested by
Gen-Probe Incorporated in connection with the
Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 001-31279)
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [*].
Julie M. Robinson
T: (858) 550-6092
robinsonjm@cooley.com
July 18, 2007
Via Edgar and Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 First Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention:   James Peklenk, Staff Accountant

Re:	Gen-Probe Incorporated Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 13, 2006 File No. 001-31279
Dear Mr. Peklenk:
This letter is being filed on behalf of Gen-Probe Incorporated (the “Company”) in response to follow-up comments received orally by the Company from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) via telephone on July 2, 2007 with respect to the above-referenced Form 10-K (the “10-K”). The numbering and text of the paragraphs below corresponds to your oral comments.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
4. Intangible assets by asset class and related accumulated amortization, page F-19
Comment: Please refer to the registrant’s letter filed on May 24, 2007. We have the following follow-up comments regarding the capitalization of the $20 million manufacturing access fee paid to Roche in May 2005:
1) Comment: Please have the Company attest that its projected cash flows in Europe (related to its CE mark) for its APTIMA HPV product are expected to exceed the $20 million manufacturing access fee that was capitalized.

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Response: As of May 2005 (the time the manufacturing access fee was paid to Roche) and July 2007 (as updated at the request of the Staff), the Company has advised us that its projected cash flows for its CE-marked APTIMA HPV product in the European market total in excess of [*], which far exceeds the $20 million manufacturing access fee that was capitalized in May 2005. The Company’s projections are based on a 10-year cash flow period, which is less than both the expected economic life of the APTIMA HPV assay and the term of the Roche Supply and Purchase Agreement, which contractually continues until expiration of the last-to-expire Roche HPV patents.
2) Comment: Please provide an update on the Company’s APTIMA HPV CE mark process and other activities associated with its European launch.
Response: In the European Union, an in vitro diagnostic product such as the APTIMA HPV test may be sold after the manufacturer conducts in-house performance studies and self-certifies the product in conformance with the In Vitro Diagnostic Directive. The product is “CE marked” to signify conformity to the directive, and is then registered in each country prior to launch. No regulatory agency is directly involved in approving the APTIMA HPV product before its commercial launch in Europe. The studies for establishing clinical performance needed for U.S. FDA Pre-Market Approval (PMA) are not typically required for a self-certified CE mark product like APTIMA HPV. Currently, all of the Company’s existing in vitro diagnostics products bear a CE mark.
The APTIMA HPV assay is classified as a Self-Certified, In Vitro Diagnostic (IVD). In compliance with the In Vitro Diagnostic Directive and to support the CE mark process, a “Technical File,” comprised of reports detailing all in-house analytical studies and all characterizations of the assay that support the HPV product claims, is required for the assay and the instrument platforms. Based on the assay feasibility that had been completed as of May 2005 and the Company’s experience with similar CE marked APTIMA assays, the Company was confident at the time of entering into the Supply and Purchase Agreement that it would routinely complete the requirements for self-certification and satisfy the “Essential Requirements” of the IVD Directive. The Company has advised us that its Technical File, registration and notification processes for the APTIMA HPV assay are scheduled for completion by May 2008.
Performance Evaluation Only (PEO) studies by the Company are scheduled to begin in the third quarter of 2007. The purpose of these evaluations is to support third party publications in peer reviewed journals. The Company has identified sites for the evaluations, written the necessary protocols and commenced training of field service engineers in conjunction with the PEO studies.

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Securities and Exchange Commission July 18, 2007 Page Three	Confidential Treatment Requested by Gen-Probe Incorporated in connection with the Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 001-31279)

3) Comment: Please provide a detailed description and an updated status of the following pre-commercialization steps for the Company’s CE-marked APTIMA HPV product that the Company had determined were routine.
1.	Reagent stability studies.

2.	Specimen stability studies.

3.	Establishing procedures for quality control and manufacturing.

4.	Writing package inserts and labeling.
Response: Once the Company secured manufacturing and supply capabilities in February 2005 through the Roche agreement, the Company considered its pre-commercialization steps (i.e., reagent stability studies, specimen stability studies, establishing procedures for quality control and manufacturing, and writing package inserts and labeling) for the CE-marked APTIMA HPV product to be routine. When the Company paid the manufacturing access fee to Roche in May 2005, the Company expected its APTIMA HPV product to begin generating revenues in the European Union within three years from initial investment — that is, by the first half of 2008. The Company’s current expectations regarding the ultimate success of commercializing the APTIMA HPV product in the European market are substantively unchanged from May 2005. A detailed description and update provided by the Company of each step follows:
1.	Reagent stability studies. The APTIMA HPV assay kit consists of reagents, calibrators and controls. Only [*] of the 14 reagents in the kit are unique to the HPV assay, and the rest are common with the Company’s already-commercialized APTIMA products. Forced degradation studies at elevated temperatures were conducted in the first half of 2006 for the new reagents to establish degradation profiles as compared to similar reagents in other products. These studies showed expected degradation patterns that were consistent with the proposed product stability claims. In addition, preliminary reconstituted and open kit stability studies were conducted for 12 weeks and completed in the first quarter of 2007, which indicated that open kit stability claims were met. According to the Company’s stability plan and corresponding stability protocols, real time and accelerated stability studies will be initiated in the third quarter of 2007. Based on the Company’s historical experience with other APTIMA products, the Company believes these final studies will fully verify and validate the product stability claims.

2.	Specimen stability studies. Short term and long term specimen stability studies have been conducted. Company data indicate that HPV infected (Cytyc) specimens are stable for up to 18 months when stored at —20[o]C; up to 12 months stored at 5[o]C; and up to 21 days at 30[o]C. These stability properties are in agreement with the Company’s specifications for specimen collection and handling. The long-term specimen stability studies were set up in the fourth quarter of 2005 for the —20[o]C study and the second quarter of 2006 for the 5[o]C study to evaluate stability in samples over a 2 year period. The latest time-point tested is 18 months for the -20C study and 12 months for the 5[o]C study. These studies are still ongoing with expected completion in the fourth quarter of

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Securities and Exchange Commission July 18, 2007 Page Four	Confidential Treatment Requested by Gen-Probe Incorporated in connection with the Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 001-31279)

2007 and the second quarter of 2008, respectively. The preliminary short-term study at 30[o]C was completed in the first quarter of 2007. The short-term stability will be finalized as part of the CE testing for self-certification to support specimen collection and handling recommendations for the package insert. There were no adjustments to the APTIMA HPV assay as a result of these studies.

3.	Establishing procedures for quality control and manufacturing. All manufacturing documentation and testing procedures have been implemented at the Company’s manufacturing sites with no outstanding issues. The APTIMA HPV assay kit has been successfully manufactured at the Company’s European manufacturing site. Further, two pilot lots manufactured by the Company in the U.S. to support the CE mark are currently 80% complete and are anticipated to be 100% complete in the third quarter of 2007. Final quality control analytical method validation and release of the Roche oligonucleotides have been completed. Final quality control specifications for the Roche oligonucleotides are scheduled for completion in the third quarter of 2007. The APTIMA HPV assay follows similar manufacturing procedures when compared to the other APTIMA assays and, therefore, customization of the QC and manufacturing procedures from existing processes was minimal.

4.	Writing package inserts and labeling. All labeling and packaging documentation has been completed as planned. Final APTIMA HPV product kit configurations and CE labeling design have been completed to support the European launch. The Company has advised us that all HPV labeling follows the current APTIMA format so processing these documents follows the Company’s standard, existing processes. The Company expects completion of APTIMA HPV CE labeling in the fourth quarter of 2007. The APTIMA HPV package insert has been drafted and is scheduled to be completed in early 2008. The APTIMA HPV operator’s manuals and quick reference guides have been drafted and are currently in the Company’s review and approval process.
4) Comment: Please provide a detailed description and an updated status of the manufacturers’ (both Roche and the Company) performance studies and self-certification process in order for the APTIMA HPV product to conform with the In Vitro Diagnostic Directive.
Response: The Company has advised us that, as of July 2007, Roche has completed its annual, standard performance studies for the HPV oligonucleotides covered under the Supply and Purchase Agreement, with all results meeting specifications. Further, the Company has finalized all reagent formulations for the APTIMA HPV assay. The analytical sensitivity of the assay, using final formulations, has shown at least 95% detection at 100 copies/reaction of all 14 high-risk HPV types targeted for detection (based on May 2005 data, the APTIMA HPV test achieved the targeted sensitivity detection for most of the 14 high-risk sub-types — 11 of the 14 demonstrated 100% positivity; therefore, the Company’s experience in assay development clearly demonstrated that the desired level of detection of the three other high-risk types would be achieved). The assay also showed no cross reactivity with 6 specific low risk HPV types,

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Securities and Exchange Commission July 18, 2007 Page Five	Confidential Treatment Requested by Gen-Probe Incorporated in connection with the Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 001-31279)

demonstrating good analytical specificity. In addition, over 1,700 clinical specimens (collected in Cytyc’s Preservcyt solution, and which were obtained from various patient populations) were tested to assess clinical sensitivity and specificity. These results indicate that in the intended use populations (atypical squamous cells, or abnormal pap spears, and women over 30), the APTIMA HPV assay clinical sensitivity and specificity, relative to disease status, as well as negative and positive predictive values, are comparable to current commercial HPV products (the Hybrid Capture 2 assay (sold by Digene Corporation) and the Amplicor HPV test (sold by Roche Molecular Diagnostics)). Finally, the percent agreement for detection of HPV in clinical specimens between the APTIMA HPV assay and either of the existing commercial tests was higher than 85%, which is similar to the agreement values reported between the existing commercial tests.
Self-certification studies are expected to begin by the fourth quarter of 2007. Studies will include formal evaluation of different aspects of the assay’s performance to justify package insert specifications regarding reagents, sample collection, and assay QC procedures. These self-certification studies are routinely performed within a few months of launch and provide the data for the assay performance section of the package insert. The Company expects to complete the studies and reports in the first quarter of 2008.
5) Comment: Please provide an update on the Company’s APTIMA HPV FDA approval process.
Response: The Company has held three formal (pre-IDE) meetings and had various other communications with the FDA to discuss the design of the clinical study and contents of the PMA. These discussions with the FDA are a key strategy to facilitate timely review and approval of the PMA. A key component of the PMA is results of the clinical study, which is on-track to begin in [*]. The Company has informed us that it expects to submit its PMA application to the FDA approximately one year prior to its launch of the APTIMA HPV assay in the United States.
In light of the discussion above, the Company continues to stand behind its conclusion that the $20 million manufacturing access fee paid to Roche in 2005 embodies a probable future economic benefit that should be capitalized rather than recorded as R&D expense. As of May 2005, (i) the Company’s HPV test embodied reagents very similar to competitors’ commercially approved products and had achieved technological feasibility, (ii) it was highly probable that the Company would successfully self-certify (CE mark) its HPV product for commercial launch in the European Economic Area within three years, and (iii) the Company’s projected cash flows for its CE-marked HPV product in the European market total in excess of [*], which far exceeds the $20 million manufacturing access fee. Each of these factors and assumptions remains true today, as the Company has continued to move ahead with its pre-commercialization steps and self-certification process for a targeted launch date of the HPV assay in Europe in May 2008.

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission July 18, 2007 Page Six	Confidential Treatment Requested by Gen-Probe Incorporated in connection with the Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 001-31279)

Confidential Treatment Request
The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone Julie M. Robinson of Cooley Godward Kronish LLP, counsel to the Company, at (858) 550-6092, rather than rely upon the United States mail for such notice.
If you have any questions regarding this response letter, please call the undersigned at (858) 550-6092.
Sincerely,
Cooley Godward Kronish llp

Julie. M. Robinson

cc:	Henry L. Nordhoff
R. William Bowen, Esq.
Scott Milsten, Esq.
Herm Rosenman
Donald Tartre
Dan Kleeberg, Ernst & Young LLP
Frederick T. Muto, Cooley Godward Kronish LLP
Kasia M. Biernacki, Cooley Godward Kronish LLP

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM